May 23, 2019

Matthew R. McGrew
Executive Vice President and Chief Financial Officer
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037-1701

       Re: Danaher Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           File No. 001-08089

Dear Mr. McGrew:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery